UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:	First Eagle Senior Loan Fund

3.	Securities and Exchange Commission File No.: 811-22874

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application	☐	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

227 West Monroe Street, Suite 3200

Chicago, IL 60606

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Nicole M. Runyan

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036

212.969.3361

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

First Eagle Alternative Credit, LLC

227 West Monroe Street, Suite 3200

Chicago, IL 60606
(312) 702-8199

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐	Open-end	☒	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

First Eagle Alternative Credit, LLC
227 West Monroe Street, Suite 3200

Chicago, IL 60606

Four Wood Capital Advisors LLC

33 Plymouth Street

Montclair, NJ 07042

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Not applicable.

13.	If the fund is a unit investment trust ("UIT") provide:

(a)	Depositor's name(s) and address(es):

(b)	Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes	☒	No

If Yes, for each UIT state:

Name(s):

File No.: 811-______

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes	☐	No

If Yes, state the date on which the board vote took place: June 14, 2021

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐	Yes	☒	No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Under the fund's Amended and Restated Agreement and Declaration of Trust, shareholder approval is not required to liquidate and dissolve the fund.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒	Yes	☐	No

(a)	If Yes, list the date(s) on which the fund made those distributions: July 16, 2021

(b)	Were the distributions made on the basis of net assets?

☒	Yes	☐	No

(c)	Were the distributions made pro rata based on share ownership?

☒	Yes	☐	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in-kind?

☐	Yes	☒	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐	Yes	☒	No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

☐	Yes	☒	No*

* Assets in the amount specified in Item 20(a) have not yet been distributed by the Fund. The undistributed assets consist of: (i) cash and cash equivalents being retained in order to satisfy the Fund's ongoing service provider payment obligations as it completes its liquidation and termination process; (ii) cash and cash equivalents being retained to cover unsettled buy trades related to new issues purchased by the Fund prior to the approval of the Fund's liquidation that the Fund expects to fund over the course of the next three months (the Fund has placed corresponding sell trades; however, as there is no guarantee that the buy and sale trades will settle on the same day, the Fund is holding back cash to cover the buy trades); and (iii) various receivables. The Fund expects to make one or more additional liquidating distributions to shareholders.

If No,

(a)	How many shareholders does the fund have as of the date this form is filed? Four shareholders of record.

(b)	Describe the relationship of each remaining shareholder to the fund: The shareholders of record are First Eagle Alternative Credit, LLC, Four Wood Capital Partners LLC, Saba Capital Master Fund Ltd and Cede & Co.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☒	Yes*	☐	No

*See response to Item 18. The Fund expects to make one or more additional liquidating distributions to shareholders.

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: As noted in response to Item 18, the fund has retained a limited amount of assets as it continues to wind down its operations. The Fund expects to make one or more additional liquidating distributions to shareholders.

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

☒	Yes*	☐	No

*See response to Item 18.

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Cash: $3,287,258
Investments (in money market fund): $22,026,478
Receivables for Investments Sold: $19,741,229
Interest Receivable: $145,402
Other Receivables (estimated): $97,272

(b)	Why has the fund retained the remaining assets? See response to Item 18.

(c)	Will the remaining assets be invested in securities?

☐	Yes	☒	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒	Yes	☐	No

If Yes,

(a)           Describe the type and amount of each debt or other liability: The Fund has approximately $11,380,729 in unsettled buy trades related to new issues purchased prior to the approval of the Fund's liquidation that the Fund expects to fund over the course of the next three months. In addition, the Fund has accrued and estimated expenses for service provider payables in the amount of approximately $978,000.

(b)           How does the fund intend to pay these outstanding debts or other liabilities? The fund has assets retained to cover these liabilities. See the response to Item 18.

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: ~$487,000

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):

Board-related Expenses: ~$22,000

Insurance: ~$258,000

Transfer/Paying Agent Expenses: ~$38,000

(iv)	Total expenses (sum of lines (i)-(iii) above): ~$805,000

(b)	How were those expenses allocated? The fund paid all liquidation expenses.

(c)	Who paid those expenses? The fund paid all liquidation expenses.

(d)	How did the fund pay for unamortized expenses (if any)? Not applicable

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes	☒	No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐	Yes	☒	No

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes	☒	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-______

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of First Eagle Senior Loan Fund, (ii) she is the Secretary of First Eagle Senior Loan Fund and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

/s/ Jennifer Wilson
Jennifer Wilson